April 16, 2018

Courtney Lindsay, Staff Attorney

U.S. Securities and Exchange Commission
Washington, D.C. 2-549

Re: Fraud Protection Network, Inc.

Registration Statement on Form S-1 Amendment 1
Originally Filed January 17, 2018

File No. 333-222586

Dear Ms. Lindsay,

Please find our responses to the Securities & Exchange Commission’s comment letter dated February 9, 2018, with respect to the Form S-1 registration statement of Fraud Protection Network, Inc. (the “Company”)

SEC Comment 1. Cover Page

1. We note your disclosure that "[t]he selling shareholders will offer their shares at $1.50 per share until our shares are quoted on the OTC Markets and thereafter at prevailing market prices or privately negotiated prices." Please note that we do not consider the OTC Pink Sheets to constitute a sufficient existing market for selling shareholders to offer their shares at market prices. Therefore, please indicate here and throughout the prospectus on which OTC Market system you plan to have your shares quoted.

Company Response to Comment 1.

We have revised our disclosure to reflect that we will seek to have our shares quoted on the OTC Markets OTCQB.

SEC Comment 2. Management's Discussion and Analysis of Financial Conditions

2. We note that your revenue increased by 830% for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016. You state that "the increase resulted from greater acceptance of our products. which led to greater sales." Please expand your disclosure to specifically state the underlying reason(s) for the greater acceptance of your products. Discuss which specific product(s) contributed to the increase, including any known trends and uncertainties associated with those products.

Company Response to Comment 2.

We have revised our disclosure to explain the increase in revenues during the current period. In particular, which products and services contributed to the increase in revenues.

SEC Comment 3 - Liquidity and Capital Resources Cash Flow Activities

3. Please disclose the amount and material terms of your outstanding debt.

Company Response to Comment 3.

We have revised the disclosure within our liquidity and capital resources section to disclose the amount and material terms of our outstanding debt.

SEC Comment 4. Security Ownership of Certain Beneficial Owners and Management

4. We note that you have two classes of voting securities consisting of common stock and Series A preferred stock. Please provide beneficial ownership for each class of voting securities. Refer to Item 403(a) and (b) of Regulation S-K. In addition, since the Series A preferred stock has 50 votes per shares, add a column to the beneficial ownership table to disclose the percentage of voting power held by each person listed in the table.

Company Response to Comment 4.

We have revised our disclosure to provide beneficial ownership for each class of voting securities and added a column to disclose the percentage of voting power held by each person listed in the table.

SEC Comment 5. Security Ownership of Certain Beneficial Owners and Management

5. We note that you have outstanding convertible notes. Please confirm whether you have included the shares into which the notes are convertible in your determinations of beneficial ownership. Indicate the number of shares underlying convertible notes that are included in any person's beneficial ownership. For example, if your column representing indirect ownership reflects such shares, so state. Also revise your selling stockholders table on page 21 to indicate any shares held or being sold by the selling shareholders that underlie convertible notes.

Company Response to Comment 5.

The Company confirms that it has included the shares into which the notes are convertible into its determinations of beneficial ownership. We have indicated the number of shares underlying convertible notes in the beneficial ownership table.

Lastly, the Company is not registering any shares underlying convertible notes. We have added footnotes to the Selling Stockholder Table which identify the Selling Stockholders holding convertible notes.

SEC Comment 6. Plan of Distribution-OTC Market Considerations

6. Please revise your disclosure to reflect the eligibility requirements for the OTC Market system on which you plan to have your shares quoted.

Company Response to Comment 6.

We have revised our disclosure to reflect the eligibility requirements to have our shares quoted on the OTC Markets OTCQB.

SEC Comment 7- Signatures, page 53

7. Please indicate who will be signing your registration statement in the capacity of principal accounting officer or controller. Refer to Instruction 1 to the Signatures section on Form S-1.

Company Response to Comment 7.

We have revised the signatures to reflect that David Hexter, the Company’s Chief Financial Officer, will sign the registration as the principal accounting officer of the Company.

Thank You

Edward Margolin

Chief Executive Officer